Exhibit 21.1

SUBSIDIARIES OF PNA INTERMEDIATE HOLDING CORPORATION

Name of Subsidiary	State of Incorporation or Organization	EIN

Delnor Corporation	Texas	74-1506934

Delta GP, L.L.C.	Texas	68-0586291

Delta LP, L.L.C.	Delaware	03-0540963

Delta Steel, L.P.	Texas	74-1465197

Feralloy Corporation	Delaware	36-2684994

Feralloy Property II LLC	Delaware	20-5321216

Infra-Metals Co.	Georgia	58-1448179

Metal Supply Company, Ltd.	Texas	76-0406387

MSC Management, Inc.	Texas	76-0629369

PNA Group, Inc.	Delaware	04-3756642

Precision Flamecutting & Steel, L.P.	Texas	74-1834292

Smith Pipe & Steel Company	Arizona	86-0351813